AIB Acquisition Corporation

875 3rd Avenue, Suite M204A

New York, New York, 10022

VIA EDGAR

November 19, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Timothy S. Levenberg

Re:	AIB Acquisition Corporation

Registration Statement on Form S-1

Filed October 29, 2021

File No. 333-260594

Dear Mr. Levenberg:

AIB Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated November 12, 2021 regarding the Company’s Registration Statement on Form S-1 filed on October 29, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1 filed October 29, 2021

Capitalization, page 64

1.	We have reviewed your response to comment 11. Expand footnote (3) to the capitalization table to disclose that the redemption amount may increase if you extend the period of time to consummate a business combination. Provide details of the extension periods and quantify the redemption amount assuming the extensions are exercised.

The Company respectfully advises the Staff that footnote (3) to the capitalization table has been expanded to state that in order for the time available for us to consummate our initial business combination to be extended, our sponsor or its affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the trust account $750,000, or $862,500 if the underwriters’ over-allotment option is exercised in full ($0.10 per unit in either case), on or prior to the date of the applicable deadline, for each of the three available three month extensions providing a total possible business combination period of 21 months at a total payment value of $2,250,000, or $2,587,500 if the underwriters’ over-allotment option is exercised in full ($0.30 per unit in either case), for a total potential redemption amount of $78,000,000, or $78,337,500 if the over-allotment option is exercised. Any such payments would be made in the form of a non-interest bearing loan.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 19, 2021

2.	We have reviewed the revisions made in response to comment 12. It appears that the as adjusted amount for your Class A ordinary shares was inadvertently placed on the preferred stock line item. Revise as necessary or tell us why your presentation is appropriate.

The Company respectfully advises the Staff that the as adjusted amount for our Class A ordinary shares has been placed in the Class A ordinary shares line item from the preferred stock line item.

* * *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Eric Chen
Name:	Eric Chen
Title:	Chief Executive Officer and Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP